SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2015

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated May 18, 2015	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: May 19, 2015	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

CONNECTED TRANSACTION

ESTABLISHMENT OF THE PARTNERSHIP

On May 18, 2015, CMC (a wholly-owned subsidiary of the Company) entered into the Partnership Agreement with SDIC and the Fund Management Company, under which they agreed to establish, participate in and continue the Partnership.

The purpose of establishing the Partnership is to utilize and take advantage of the strengths and the resources of the parties to the Partnership; to invest in shares, equity interests, businesses and assets of companies, enterprises or other economic organizations with growth potential which are engaged in the mobile Internet and related upstream and downstream businesses, with the main investment targets being enterprises at the growth and maturity stages; and to seek favorable opportunities to exit by appropriate means, thereby achieving favorable investment returns for the Partners.

Pursuant to the terms of the Partnership Agreement, upon the establishment of the Partnership, the Total Capital Commitment will be RMB2,550 million; and the capital commitment payable by each party and its equity interest in the Partnership is as follows:

	Capital Commitment (RMB)	Percentage of equity interest in the Partnership	Status
Fund Management Company	50 million	1.96%	General Partner
CMC	1,500 million	58.8235%	Limited Partner
SDIC	1,000 million	39.2157%	Limited Partner

The Partnership is entitled to increase the Total Capital Commitment to no more than RMB5,000 million during the Window Period depending on the actual circumstances. All Partners agree that during the Window Period, the General Partner is entitled to liaise with other potential Limited Partners in respect of investments in the Partnership to the extent permitted by laws and in accordance with certain pre-agreed conditions.

Assuming the Total Capital Commitment has increased to RMB5,000 million upon the expiry of the Window Period, the then capital commitment by each party and its then equity interest in the Partnership will be as follows:

	Capital Commitment (RMB)	Percentage of equity interest in the Partnership	Status
Fund Management Company	50 million	1%	General Partner
CMC	1,500 million	30%	Limited Partner
SDIC	1,000 million	20%	Limited Partner
Other investors	2,450 million	49%	Limited Partner

CMCC, as the ultimate controlling shareholder of the Company, is a connected person of the Company pursuant to Rule 14A.07 of the Listing Rules. Given that the Fund Management Company is owned by CMCC as to 45% of its registered capital, it is an associate of CMCC and thus a connected person of the Company pursuant to Rule 14A.13 of the Listing Rules. Therefore, the entering into of the Partnership Agreement by CMC and the Fund Management Company constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules. As at least one relevant percentage ratio applicable to this transaction is or exceeds 0.1% but is less than 5%, the transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

INTRODUCTION

On May 18, 2015, CMC (a wholly-owned subsidiary of the Company) entered into the Partnership Agreement with SDIC and the Fund Management Company, under which they agreed to establish, participate in and continue the Partnership.

THE PARTNERSHIP AGREEMENT

The principal terms of the Partnership Agreement are set out as follows:

Date

May 18, 2015

Parties

(1)	the Fund Management Company

(2)	CMC

(3)	SDIC

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, all the parties to the Partnership Agreement and their ultimate beneficial owners (other than the Fund Management Company) are third parties independent of the Company and connected persons of the Company.

Effective date of the Partnership Agreement

The Partnership Agreement shall become effective on May 18, 2015.

Information of the Partnership

All parties agree to apply for the business license for the Partnership from the partnership registration authority as soon as possible after the effective date of the Partnership Agreement. The Partnership will be established on the date of establishment as specified in its business license.

The purpose of establishing the Partnership is to utilize and take advantage of the strengths and the resources of the parties to the Partnership; to invest in shares, equity interests, businesses and assets of companies, enterprises or other economic organizations with growth potential which are engaged in the mobile Internet and related upstream and downstream businesses, with the main investment targets being enterprises at the growth and maturity stages; and to seek favorable opportunities to exit by appropriate means, thereby achieving favorable investment returns for the Partners.

The proposed business scope of the Partnership is as follows: (1) equity investment businesses; (2) the provision of management and consultancy services to the invested enterprises; (3) investment consultancy businesses; and (4) other investment businesses permitted by laws.

Capital Commitment

Pursuant to the terms of the Partnership Agreement, upon the establishment of the Partnership, the Total Capital Commitment will be RMB2,550 million; and the capital commitment payable by each party and its equity interest in the Partnership is as follows:

	Capital Commitment (RMB)	Percentage of equity interest in the Partnership	Status
Fund Management Company	50 million	1.96%	General Partner
CMC	1,500 million	58.8235%	Limited Partner
SDIC	1,000 million	39.2157%	Limited Partner

The relevant capital commitment was determined after arm’s length negotiations among the parties to the agreement with reference to the capital requirements of the Partnership. CMC intends to fund its capital commitment to the Partnership from the internal resources of the Group.

The Partnership is entitled to increase the Total Capital Commitment to no more than RMB5,000 million during the Window Period depending on the actual circumstances. All Partners agree that during the Window Period, the General Partner is entitled to liaise with other potential Limited Partners in respect of investments in the Partnership to the extent permitted by laws and in accordance with certain pre-agreed conditions. Unless otherwise agreed by the General Partner, the capital commitment by any Limited Partner (including those accepted during the Window Period) should be above RMB100 million.

Assuming the Total Capital Commitment has increased to RMB5,000 million upon the expiry of the Window Period, the then capital commitment by each party and its then equity interest in the Partnership will be as follows:

	Capital Commitment (RMB)	Percentage of equity interest in the Partnership	Status
Fund Management Company	50 million	1%	General Partner
CMC	1,500 million	30%	Limited Partner
SDIC	1,000 million	20%	Limited Partner
Other investors	2,450 million	49%	Limited Partner

Timing of making capital commitment

The Partners shall make their contributions to the Partnership by paying 20% of their respective capital commitment in RMB in cash within 20 business days following the date of execution of the Partnership Agreement. Thereafter, the General Partner may issue payment notice(s) to the Partners in respect of the outstanding capital commitments at any time depending on the investment projects and other needs of the Partnership.

Establishment of the Administrative Committee, Strategic and Technical Advisory Committee and Investment Committee

Administrative Committee

The Administrative Committee is a decision-making body in respect of certain matters specified under the Partnership Agreement to be decided by all the Partners; and such matters include but are not limited to the following: (1) changing the name or the business scope of the Partnership; (2) amending the Partnership Agreement; (3) reviewing any single investment proposal submitted by the Investment Committee whose accumulative investment amount exceeds 20% of the then Total Capital Commitment.

The Administrative Committee shall comprise one chairman and one vice-chairman. The chairman shall be nominated by CMC while the vice-chairman shall be nominated by SDIC. Apart from the chairman and the vice-chairman, each of the other Partners is entitled to appoint one representative as a committee member. The voting power of the committee members in the committee meeting shall be determined in accordance with the proportion of the paid capital of the Partner whom the committee member represents.

Strategic and Technical Advisory Committee

The Strategic and Technical Advisory Committee shall comprise certain members nominated by CMC, SDIC and SDIC Fund and a member nominated by the General Partner. The responsibility of the Strategic and Technical Advisory Committee is to advise on the development strategies and policies of the Partnership, as well as industry development and technical development.

Investment Committee

The General Partner shall internally set up the Investment Committee specialized in the investment matters of the Partnership, which has the final decision-making power over the investment businesses of the Partnership. This committee shall comprise five members, the composition of which shall be decided by the General Partner.

Term of the Partnership

The term of the Partnership shall be ten years from the Date of Establishment, of which the investment period shall be five years following completion of the initial capital commitment by the Partners to the Partnership while the exit period shall commence from the day following the expiry of the investment period till the expiry of the term of the Partnership. However, the term of the Partnership may be further extended by two years upon such proposal being made by the General Partner and being approved by the Administrative Committee within six months before the expiry of the term of the Partnership.

Management fee

The Partnership has appointed the General Partner as the manager of the Partnership, which is responsible for managing and making decisions regarding the investment businesses of the Partnership.

In consideration of the provision of the investment management and administrative services provided by the General Partner to the Partnership, during the term of the Partnership commencing from the date of its establishment, the Partnership shall pay to the General Partner a management fee annually, which is calculated in accordance with the following agreed formula:

(1)	during the investment Period, the Partnership shall pay to the General Partner an annual management fee equivalent to 2% of the then Total Capital Commitment at the time of issuing the payment notice by the General Partner;

(2)	after the investment Period, the Partnership shall pay to the General Partner an annual management fee equivalent to 2% of the actual capital contribution by the Partnership on all investment projects (excluding the projects from which the Partnership has completed exit).

Distributions

Distributions from the Partnership will be applied among the Limited Partners and the General Partner in accordance with the following principles and order:

(i)	firstly, distributions shall be made to all Partners until the amount distributed hereunder equals their then total paid capital commitment to the Partnership;

(ii)	if there is any surplus, further distributions shall be made to all of the Partners until the amount distributed hereunder represents an internal rate of return equal to 8% on their respective paid capital commitment to the Partnership;

(iii)	if there is any further surplus, 80% thereof shall be distributed to the Limited Partners in proportion to their respective paid capital ratio; and the remaining 20% shall be distributed to the General Partner and its investment management team.

REASONS FOR AND BENEFITS OF ENTERING INTO THE PARTNERSHIP AGREEMENT

Facing internal and external pressure and building on the foundation of the traditional direct investment and merger and acquisition model, the Company has explored the introduction of the industry investment fund model, which can leverage the advantages of industry investment funds including professional investment, capital leverage and risk diversification and invest in companies which are relevant to the Company’s value chain through raising social funds and thereby, enhancing industry deployment and development of the industry landscapes. This can help establish the Company as an operator which shapes the industry landscapes, facilitating the Company’s overall strategic transformation and enhancing the Company’s competitive advantages as a whole.

As all the executive Directors also hold executive positions at CMCC, all the executive Directors abstained from voting on the board resolution approving the Partnership Agreement and the transactions thereunder. The Directors (including independent non-executive Directors but excluding the Directors who abstained from voting) are of the view that the Partnership Agreement was entered into after arm’s length negotiations among the parties thereto, reflects normal commercial terms, and is in the interests of the Company and the shareholders of the Company as a whole and the terms of the transactions thereunder are fair and reasonable.

INFORMATION ON THE PARTIES TO THE TRANSACTION

The Group is the leading mobile services provider in China, which operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly administered municipalities in mainland China and in Hong Kong. CMC is a wholly- owned subsidiary of the Company which provides services through a network and business coordination center in China.

SDIC is a state-owned investment holding company. It is the only investment holding company among 53 key stated-owned enterprises and is the pilot unit of state owned assets management company approved by the State-owned Assets Supervision and Administration Commission of the State Council.

The Fund Management Company is a company established under the laws of the PRC with a total registered capital of RMB100 million, which is owned by CMCC, SDIC and SDIC Fund as to 45%, 9% and 46% of its registered capital, respectively. It is the General Partner as well as the manager of the Partnership and is responsible for managing and making decisions regarding the investment businesses of the Partnership.

IMPLICATIONS UNDER THE LISTING RULES

CMCC, as the ultimate controlling shareholder of the Company, is a connected person of the Company pursuant to Rule 14A.07 of the Listing Rules. Given that the Fund Management Company is owned by CMCC as to 45% of its registered capital, it is an associate of CMCC and thus a connected person of the Company pursuant to Rule 14A.13 of the Listing Rules. Therefore, the entering into of the Partnership Agreement by CMC and the Fund Management Company constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules.

As at least one relevant percentage ratio applicable to this transaction is or exceeds 0.1% but is less than 5%, the transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“associate”	has the meaning ascribed to such term in the Listing Rules

“Board”	the Board of Directors of the Company

“CMC”	China Mobile Communication Company Limited ( ), a company established under the laws of the PRC and a wholly-owned subsidiary of the Company

“CMCC”	China Mobile Communications Corporation ( ), a state-owned enterprise established under the laws of the PRC, the ultimate controlling shareholder of the Company

“Company”	China Mobile Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange and whose American Depositary Shares are listed on the New York Stock Exchange

“connected person”	has the meaning ascribed to such term in the Listing Rules

“Date of Establishment”	the date on which the Partnership has obtained the business license issued by the Administration for Industry and Commerce for the first time

“Directors”	the directors of the Company

“Fund Management Company”	China Mobile State Development & Investment Management Company Limited* ( ), an equity investment management enterprise established under the laws of the PRC

“General Partner”	the Fund Management Company, which is the general partner of the Partnership

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Limited Partners”	limited partners of the Partnership

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Partners”	the partners of the Partnership

“Partnership”	China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership)* ( ), a limited partnership to be established and registered under the laws of the PRC pursuant to the Partnership Agreement

“Partnership Agreement”	the partnership agreement dated May 18, 2015 entered into among CMC, the Fund Management Company and SDIC in relation to the establishment and management of the Partnership

“percentage ratio”	has the meaning ascribed to such term in Chapter 14 of the Listing Rules

“PRC” or “China”	the People’s Republic of China (for the purpose of this announcement only, which excludes Hong Kong, the Macau Special Administration Region and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“SDIC”	State Development & Investment Corporation ( ), a state-owned investment holding company established under the laws of the PRC

“SDIC Fund”	State Development and Innovative Investment Management Company Limited* ( ), which is a professional fund management company established under the laws of the PRC and owned by SDIC as to 40% of its equity interest

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Total Capital Commitment”	the sum of all capital commitments which all of the Partners (including the Limited Partners accepted during the Window Period) have agreed to contribute to the Partnership

“Window Period”	the 12-month period following the Date of Establishment of the Partnership

“%”	percent

* for identification purposes only

By Order of the Board
China Mobile Limited
Xi Guohua
Chairman

Hong Kong, May 18, 2015

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.